UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39693

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Triterras, Inc.
(Name of registrant)

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9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

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Indicate by check mark whether the Company files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒Form 40-F ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Company is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting of Shareholders

In connection with the 2022 annual general meeting of the shareholders of Triterras, Inc. (the “Company”), the Company hereby furnishes the documents attached hereto as Exhibits 99.1 and 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: December 2, 2022

By: /s/ Srinivas Koneru
Name:Srinivas Koneru
Title:Executive Chairman and
Chief Executive Officer

Exhibit No.	Description

99.1	Notice of an Annual General Meeting and Proxy Statement.

99.2	Form of Proxy Card.

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